Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SatCon Technology Corporation:

We have issued our report dated December 20, 2002 with respect to the consolidated balance sheet of SatCon Technology Corporation and its Subsidiaries as of September 30, 2002, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive loss and cash flows for the year then ended, which report appears in Form 10-K/A (Amendment No. 1 to the annual report on Form 10-K) of Mechanical Technology Incorporated for the year ended December 31, 2004 which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference in the Registration Statement of the aforementioned report.

/s/Grant Thornton LLP

Boston, Massachusetts

August 16, 2005